

May 3, 2013

Via E-mail
Paul Buck
Chief Financial Officer
CNS Response, Inc.
85 Enterprise, Suite 410
Aliso Viejo, CA 92656

> **Re:** **CNS Response, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2013**
> **File No. 001-35527**

Dear Mr. Buck:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your new plan benefits table on page 17, which lists various options that have been granted to directors, executive officers and non-executive employees during 2012 under the Plan, subject to approval of the Plan by your stockholders. We also note that these options are not included within your Summary Compensation Table, Non-Employee Director Compensation Table and your Outstanding Equity Awards at Fiscal Year-End Table. Please advise us if you believe the vote is assured, given that the directors and officers, as a group, control roughly 78% of your shares outstanding. If shareholder approval is assured, please provide us with an analysis as to whether the vote is a "formality" per FASB Accounting Standards Codification (ASC) 718. It is unclear why you believe the options are "not deemed to be granted until that approval is obtained" under ASC 718. Alternatively, please revise the various tables in your proxy statement to list the options granted in 2012 at their grant date fair value. Regardless of how you choose to respond, please confirm that, after approval, these options will be included in the compensation tables in your future proxy statements.

2.   Please add Thomas Tierney to your Non-Employee Director Compensation Table or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc: Roland S. Chase
        Dentons US LLP